Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2

Item 2	Date of Material Change

October 26, 2009

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by Kinross on October 26, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Review.

Item 4	Summary of Material Change

On October 26, 2009 Kinross provided an update on its expansion project in Paracatu, Minas Gerais State, Brazil and revised 2009 outlook due to reduced Brazilian production forecast.

As a result of lower than expected production from Paracatu, the Company has revised its regional guidance for Brazil, where production for the full year 2009 is now expected to be 420,000-440,000 gold equivalent ounces at an average cost of sales per gold equivalent ounce of $645-670. Guidance for other operating regions remains unchanged from the levels originally stated in the January 7, 2009 news release. The Company has revised its overall guidance and now expects to produce approximately 2.2 million gold equivalent ounces at an average cost of sales per ounce of $435-450 for full-year 2009.

Item 5	Full Description of Material Change

Based on the expansion plant’s current operating levels and an expected production run rate of approximately 35,000 gold equivalent ounces per month in the fourth quarter of 2009, the Company expects full-year 2009 gold equivalent production at the Paracatu operation to be approximately 340,000-360,000 ounces, at an average cost of sales per ounce of $700-735.

The Company made progress in the third quarter 2009 in increasing availability, efficiency and recovery at the Paracatu expansion, but continues to face challenges achieving concurrent recovery and throughput at plant design levels. Thus far in the month of October, grinding circuit throughput is at 70% of design capacity, and recovery is at 74%, compared to a design target of 80% gold recovery. Increasing throughput beyond these levels results in a coarser grind size from the mill, reducing gold recoveries. In order to achieve grind size and recovery at plant design levels, more energy and grinding time is required than was previously estimated, which has limited plant throughput and lowered gold production.

As commissioning continues, work is ongoing to improve mill performance through various initiatives, including improving flotation, and blending mill feed with softer ore sourced from other areas in the pit. The Company is also evaluating options to add additional grinding capacity, and a scoping analysis is expected to be completed by year-end.

As a result of lower than expected production from Paracatu, the Company has revised its regional guidance for Brazil, where production for the full year 2009 is now expected to be 420,000-440,000 gold equivalent ounces at an average cost of sales per gold equivalent ounce of $645-670. Guidance for other operating regions remains unchanged from the levels originally stated in the January 7, 2009 news release. The Company has revised its overall guidance and now expects to produce approximately 2.2 million gold equivalent ounces at an average cost of sales per ounce of $435-450 for full-year 2009.

Item 6	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

Item 9	Date of Report

November 3, 2009